SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
FX Real Estate and Entertainment Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
302709-100
(CUSIP Number)
Mitchell J. Nelson
General Counsel
FX Real Estate and Entertainment Inc.
650 Madison Avenue
New York, New York 10022
Telephone: (212) 838-3100
(Name, address and telephone number of person
authorized to receive notices and communications)
May 13, 2008
(Date of event which requires filing of this statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐.
NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No.	302709-100	SCHEDULE 13D	Page	2	of	6 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Robert F.X. Sillerman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	PF/BK

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		16,087,543

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,066,917

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		16,087,543

WITH	10	SHARED DISPOSITIVE POWER

		1,066,917

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	17,154,460

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES **

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	34.5% [1]

14	TYPE OF REPORTING PERSON

	IN
1 See Item 5(a) herein.

2

CUSIP No.	302709-100	SCHEDULE 13D	Page	3	of	6 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Sillerman Capital Holdings, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		766,917

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

766,917

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

766,917

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES**

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.5%[2]

14	TYPE OF REPORTING PERSON

PN
2 See Item 5(a) herein.

3

CUSIP No.	302709-100	SCHEDULE 13D	Page	4	of	6 Pages
     This Amendment No. 2 amends the Statement of Beneficial Ownership on Schedule 13D originally filed with the Securities and Exchange Commission (“SEC”) on January 10, 2008 by Robert F.X. Sillerman (“Sillerman”), Sillerman Commercial Holdings Partnership, L.P., a Delaware limited partnership, and Sillerman Capital Holdings, L.P., a Delaware limited partnership (“Holdings”), with respect to the common stock, par value $0.01 per share (the “Common Stock”), of FX Real Estate and Entertainment Inc., a Delaware corporation (the “Issuer”), as amended by Amendment No. 1 filed with the SEC on March 13, 2008 by Sillerman and Holdings (as amended, the “Statement”). From and after the date hereof, all references in the Statement to the Statement or terms of similar import shall be deemed to refer to the Statement as amended by this Amendment No. 2. All capitalized terms used but not defined herein have the respective meanings ascribed to such terms in the Statement.
     Items 3, 5, 6 and 7 of the Statement are hereby amended to the extent hereinafter expressly set forth.
ITEM 3. Source and Amount of Funds or Other Consideration.
     Item 3 of the Statement is hereby amended to add the following information:
     On May 13, 2008, Sillerman purchased 2,309,556 shares of Common Stock, all of which represent shares of Common Stock not subscribed for in the Issuer’s rights offering, which expired on April 18, 2008. Sillerman had agreed to purchase these shares under the terms and conditions of the Sillerman Investment Agreement described in Item 6 hereof.
     Sillerman used personal funds to pay all but approximately 35% of the $23,095,560 purchase price for the shares. Sillerman used funds from loans obtained from banks in the ordinary course of such banks’ businesses to pay the portion of the purchase price not otherwise funded with personal funds.
ITEM 5. Interest in Securities of the Issuer.
     Item 5 of the Statement is hereby amended and restated in its entirety as follows:
     (a) As of the date of this Statement, Sillerman beneficially owns (i) directly 16,087,543 shares of Common Stock and (ii) indirectly 1,066,917 shares of Common Stock (consisting of: (A) 766,917 shares of Common Stock owned of record by Holdings, which Sillerman controls through a trust for the benefit of Sillerman’s descendents; and (B) 300,000 shares of Common Stock owned of record by Laura Baudo Sillerman, Sillerman’s spouse), which shares of Common Stock represent in the aggregate approximately 34.5% of the 49,661,921 shares of Common Stock currently outstanding after giving effect to the purchases of an aggregate of 4,969,112 shares of Common Stock not subscribed for in the Issuer’s rights offering by Sillerman (as described in Item 3 above) and Huff pursuant to the terms and conditions of their respective Investment Agreements, as amended.
     (b) Sillerman possesses sole voting and sole dispositive power over 16,087,543 shares of Common Stock and possesses shared voting power and dispositive power over 1,066,917 shares of Common Stock.
     (c) Except for the transactions described herein, during the sixty days immediately preceding the date of this Statement, the Reporting Persons have not effected any transactions in the Common Stock.
     (d) Sillerman shares the power to direct receipt of dividends from, or proceeds from the sale of, 1,066,917 shares of Common Stock indirectly owned by Sillerman. Sillerman has sole power to direct receipt of dividends from, or proceeds from the sale of, 16,087,543 shares of Common Stock owned directly by Sillerman.
     (e) Inapplicable.

CUSIP No.	302709-100	SCHEDULE 13D	Page	5	of	6 Pages
ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     Item 6 of the Statement is hereby amended to add the following information:
     On April 18, 2008, the Issuer repaid in full and retired with proceeds from its rights offering that certain loan for the principal amount of $6.0 million in favor of CKX obtained under the line of credit extended by CKX on September 26, 2007. Consequently, the 324,254 shares of Common Stock pledged by Sillerman to secure the loan have been released and returned to him.
ITEM 7. Material to be Filed as Exhibits.
     Item 7 of the Statement is hereby amended to add the following exhibit:

Exhibit
Number	Description

11	First Amendment dated as of March 31, 2008 to Investment Agreement by and between FX Real Estate and Entertainment Inc. and Robert F.X. Sillerman, dated as of January 9, 2008 (incorporated herein by reference to Exhibit 10.7 to the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2008).

CUSIP No.	302709-100	SCHEDULE 13D	Page	6	of	6 Pages
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 15, 2008	/s/ Robert F.X. Sillerman
Robert F.X. Sillerman

Dated: May 15, 2008	Sillerman Capital Holdings, L.P.
/s/ Robert F.X. Sillerman
By: Robert F.X. Sillerman, as President of Sillerman
Capital Holdings, Inc. Its: General Partner